Exhibit 99.1

News Release

NORBORD TO RESUME PRODUCTION AT CHAMBORD, QC OSB MILL IN SPRING 2021 AS PART OF FLEXIBLE OPERATING STRATEGY TO MEET STRONG CUSTOMER DEMAND

TORONTO, ON (December 14, 2020) – Norbord Inc. (TSX and NYSE: OSB) today announced that in response to increased customer demand the Company intends to restart production at its oriented strand board (OSB) mill in Chambord, Quebec in spring 2021.

Based on strong North American OSB demand forecasts and indications from customers for the foreseeable future, Norbord anticipates it will be unable to meet demand from its currently operating mills. Following the adoption of its flexible operating strategy earlier in the year and offsetting the recent loss of capacity from the permanent closure of its 100 Mile House, British Columbia mill, Norbord intends to complete the preparatory work that will allow production to restart at the Chambord mill. The remaining work includes completing equipment installation and commissioning the mill as well as employee recruitment.

“Norbord acquired the Chambord mill in 2016 with the intention to one day return it to production, and we are pleased that conditions now allow us to do just that,” said Peter Wijnbergen, Norbord’s President & CEO. “The mill is well aligned with our business strategy and is well situated for sales into the northeast region. We have made significant investments and upgrades to position it as an important part of our portfolio, and the Chambord mill will be a meaningful contributor to our ability to meet our customers’ needs. The Saguenay-Lac-St-Jean region has a rich wood products history, and we look forward to becoming a more significant part of this community.”

The restart of the Chambord mill will enable Norbord to optimize production at its two Quebec mills and to more effectively serve customers in eastern Canada and the northeastern US. The Company is targeting to commence production at Chambord in the spring of 2021, followed by a typical start-up curve. Chambord production will be able to substitute for products at the Company’s other mills, further bolstering Norbord’s flexible operating strategy. This flexible operating strategy, which has been employed since the early days of the COVID-19 pandemic, now gives Norbord the ability to cost-effectively adjust production across its mill portfolio to more than offset the production from the Chambord mill if demand proves to be lower than expected. Therefore, should demand decline, production schedules across Norbord’s platform will be able to be adjusted quickly and cost-efficiently. After significant re-investment and with a strong available labour force and committed wood supply in the region, the Chambord mill is expected to be among the Company’s lowest cost operations once fully ramped up.

Since Norbord acquired the mill in 2016, it has invested approximately $54 million (C $71 million) as at the end of the third quarter of 2020 to prepare the mill for eventual restart. In total, Norbord expects to invest approximately $71 million (C $94 million).

Norbord has a wood allocation agreement in place with the Quebec Ministry of Forests, Wildlife and Parks covering the vast majority of the mill’s anticipated fibre requirements. Chambord is located in the biggest timber-producing region in Quebec, and the Company expects to fill its remaining fibre needs from private sources.

When fully operational, Norbord expects Chambord to employ approximately 120 people. The Chambord mill has a total stated annual production capacity of 550 million square feet (3/8-inch basis) and has been curtailed since 2008.

Norbord Profile

Norbord Inc. is a leading global manufacturer of wood-based panels and the world’s largest producer of oriented strand board (OSB). In addition to OSB, Norbord manufactures particleboard, medium density fibreboard and related value-added products. Norbord has assets of approximately $2.1 billion and employs approximately 2,400 people at 17 plant locations (15 operating) in the United States, Canada and Europe. Norbord is a publicly traded company listed on the Toronto Stock Exchange and New York Stock Exchange under the symbol “OSB”.

-end-

Contact:

Robert B. Winslow, CFA

Vice President, Investor Relations & Corporate Development

Tel. (416) 777-4426

investors@norbord.com

or

Heather Colpitts

Director, Corporate Affairs

Tel. (416) 643-8838

investors@norbord.com

This news release contains forward-looking statements, as defined by applicable securities legislation, including statements related to the Company’s strategy, projects, plans, future financial or operating performance and other statements that express management’s expectations or estimates of future performance. Often, but not always, forward-looking statements can be identified by the use of words such as “set up,” “on track,” “expect,” “estimate,” “forecast,” “target,” “outlook,” “schedule,” “represent,” “continue,” “intend,” “should,” “would,” “could,” “will,” “can,” “might,” “may,” and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Norbord to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

Although Norbord believes it has a reasonable basis for making these forward-looking statements, readers are cautioned not to place undue reliance on such forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predictions, forecasts and other forward-looking statements will not occur. These factors include, but are not limited to: (1) developments related to COVID-19 or any other plague, epidemic, pandemic, outbreak of infectious disease or any other public health crisis, including health and safety measures instituted to protect the Company’s employees, government-imposed restrictions or other restrictions that may apply to the Company’s employees and/or operations (including quarantine), the impact on customer demand, supply and distribution and other factors; (2) assumptions in connection with the economic and financial conditions in the US, Europe, Canada and globally; (3) risks inherent to product concentration and cyclicality; (4) effects of competition and product pricing pressures; (5) risks inherent to customer dependence; (6) effects of variations in the price and availability of manufacturing inputs, including continued access to fibre resources at competitive prices and the impact of third-party certification standards; (7) availability of transportation services, including truck and rail services, and port facilities; (8) various events that could disrupt operations, including natural, man-made or catastrophic events and ongoing relations with employees; (9) impact of changes to, or non-compliance with, environmental or other regulations; (10) government restrictions, standards or regulations intended to reduce greenhouse gas emissions; (11) impact of weather and climate change on Norbord’s operations or the operations or demand of its suppliers and customers; (12) impact of any product liability claims in excess of insurance coverage; (13) risks inherent to a capital intensive industry; (14) impact of future outcomes of tax exposures; (15) potential future changes in tax laws, including tax rates; (16) effects of currency exposures and exchange rate fluctuations; (17) future operating costs; (18) availability of financing, bank lines, securitization programs and/or other means of liquidity; (19) impact of future cross-border trade rulings or agreements; (20) implementation of important strategic initiatives and identification, completion and integration of acquisitions; (21) ability to implement new or upgraded information technology infrastructure; (22) impact of information technology service disruptions or failures; and (23) changes in government policy and regulation.

The above list of important factors affecting forward-looking information is not exhaustive. Additional factors are noted elsewhere, and reference should be made to the other risks discussed in filings with Canadian and US securities regulatory authorities. Except as required by applicable law, Norbord does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by, or on behalf of, the Company, whether as a result of new information, future events or otherwise, or to publicly update or revise the above list of factors affecting this information. See the “Forward-Looking Statements” section in the February 4, 2020 Annual Information Form and the cautionary statement contained in the “Forward-Looking Statements” section of the 2019 Management’s Discussion and Analysis dated February 4, 2020 and Q3 2020 Management’s Discussion and Analysis dated November 4, 2020.